Alaska Pacific Energy Corp.
2005 Costa Del Mar Road, Carlsbad CA, 92009

May 19, 2009

H. Roger Schwall, Assistant Director

John W. Madison, Attorney

Division of Corporate Finance

United States Securities and Exchange Commission

     RE:     Alaska Pacific Energy Corp.

                Form- 10-12G/A

                File No. 0-53607

Dear Sirs,

     Pursuant your comment letter dated April 29, 2009, respecting the Alaska Pacific Energy Corp., Form 10-12G/A filing and our letter dated May 6, requesting an extension of the filing date of our response.

     We expected to be able to respond fully by May 20, 2009, however we have not yet received the final audited financials from our auditor. We have been advised that he will complete the audit within the next few days. Therefore, we are requesting a further extension, of the filing date of our response, of one week and expect to file the Amended Form 10-12G together with a redlined version and a comment letter response by May 27, 2009.

     We request that you permit this delay. If you have any questions please feel free to call me at 604-274-1565

Thank you.

/s/ James R. King

James R. King

President, Alaska Pacific Energy Corp.